Exhibit 12.6
Central Illinois Light Company Computation of Ratios of Earnings to Fixed Charges and Combined Fixed Charges and Preferred Stock Dividend Requirements (Thousands of Dollars, Except Ratios)

	3 Months Ended	Year Ended
	March 31,	December 31,
	2007	2006
Net income from continuing operations	$25,982	$47,012
Less- Change in accounting principle	-	-
Less- Income from equity investee	-	-
Add- Taxes based on income	14,073	9,966
Net income before income taxes and change in accounting principle	40,055	56,978

Add- fixed charges:
Interest on long term debt	5,453	18,044
Estimated interest cost within rental expense	84	289
Amortization of net debt premium, discount, and expenses	254	705
Total fixed charges	5,791	19,038

Earnings available for fixed charges	45,846	76,016

Ratio of earnings to fixed charges	7.91	3.99

Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	475	1,933
Adjustment to pre-tax basis	257	410
	732	2,343

Combined fixed charges and preferred stock dividend requirements	$6,523	$21,381

Ratio of earnings to combined fixed charges and preferred stock dividend requirements	7.02	3.55